U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  333-0152950

Cusip Number  95855C 109

   X   Form 10-K           Form 20-F          Form 11-K           Form 10-Q          Form 10-D          Form N-SAR

         Form N-CSR

For period ended: December 31, 2010

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:   N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I B  REGISTRANT INFORMATION

WESTERN LUCRATIVE ENTERPRISES, INC.
Full Name of Registrant:

73726 ALESSANDRO, STE 103
Address of Principal Executive Office

PALM DESERT, CA 92260
City, State and Zip Code

PART II B  RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

X	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant=s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III B  NARRATIVE

The Company requires additional time to respond to Unresolved Staff Comments raised in the Securities and Exchange Commission letter dated January 11, 2011. This will enable the filing of Form 10-K with Item 1B,

Unresolved Staff Comments accurately answered as “none”.

The delay in responding to staff comments is due mainly to the fact that we have appointed a new legal advisor to prepare the response to the letter of January 11, 2011.  This has caused some delay due to additional research being required.

In all other respects, the Company’s 2010 Annual Report on Form 10-K, including the financial statements and related disclosures is substantially completed. The Company is working expeditiously to respond to the outstanding issues, and expects to file Form 10-K within the time allowed by the extension

PART IV B OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Neville Pearson	760	776-8899
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

    X   Yes           No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          Yes     X   No

WESTERN LUCRATIVE ENTERPRISES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 29, 2011

By: /s/ Neville Pearson

       Name: Neville Pearson

       Title: President

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